Vizsla Announces the Listing of Warrants for Trading on the TSXV

(VZLA-TSX-V)

VANCOUVER, BC, Sept. 24, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announces that it has granted a total 2,270,000 options to directors, officers, employees and consultants at a strike price of $2.25. They are exercisable for a period of five years and they will vest over the next two years. They are subject to the policies of the TSX Venture Exchange.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email:

info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 18:12e 24-SEP-21